SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission File Number 000-26139

Full name of registrant: REOSTAR ENERGY CORP.

Former name if applicable: N/A

Address of principal executive office (street and number):

5416 Birchman Avenue
Fort Worth, Texas 76107

PART II
RULE 12b-25(b) AND (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

             State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              Please see the attached letter from the Certified Public Accountants.
PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark S. Zouvas            (800) 462-4633
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REOSTAR ENERGY CORP.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2007	By: /s/ Mark S. Zouvas
Mark S. Zouvas
Chief Executive Officer & President

Killman, Murrell & Company, P.C.
Certified Public Accountants
1931 E. 37th Street, Suite 7 Odessa, Texas 79762 (432) 363-0067 Fax (432) 363-0376	2626 Royal Circle Kingwood, Texas 77339 (281) 359-7224 Fax (281) 359-7112	3300 N. A Street, Bldg. 4, Suite 200 Midland, Texas 79705 (432) 686-9381 Fax (432) 684-6722

June 28, 2007

Mr. Mark Zouvas
Chief Executive Officer
ReoStar Energy Corporation
5416 Birchman Avenue
Fort Worth, Texas 76107

Dear Mr. Zouvas:

We have been engaged to audit the financial statements of ReoStar Energy Corporation ("REO") for the three (3) month period ended March 31, 2007. In connection, with the merger of REO with:
Benco Operating, Inc. ("BOI"), JMT Resources, LTD ("JMT"), and REO Energy, LTD ("REOE"),
the financial statements of BOI, JMT, and REOE are being audited for each of the years in the two year period ended December 31, 2006. The financial statements of the three companies will be consolidated after the respective audits are completed. These consolidated financial statements of the three (3) companies will be the operating history of REO.

The audits of the six annual periods and the consolidations are extremely time consuming and require the use of complex accounting rules. Due to facts and circumstances encountered during the audit work, the time required to successfully complete the audits was much greater than anticipated on the initiation of the engagement.

At the present time the audit field work is approximately 90% complete, and it is anticipated that the audit work will be completed by July 11, 2007.

Due to this time delay and the expected completion of the audits after June 30, 2006, we would suggest that you have REO's SEC attorney request an extension for filing Form 10KSB until July 15, 2007.

Respectively,

Michael J. Killman
Killman, Murrell & Company, P.C.